FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

December 9, 2022.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on December 9, 2022.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

December 9, 2022.

Schedule "A"

HIVE Blockchain Provides November Production 2022 Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated September 2, 2022 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - December 9, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBFA) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin operations for the month of November 2022, with 264 Bitcoin produced.

Summary Overview:

  HIVE produced 264 Bitcoin in the month of November, from ASIC and GPU mining operations, with a monthly average hashrate of 2.51 Exahash, representing an average of 105 Bitcoin Per Exahash.
  HIVE has received 262 units of its new HIVE BuzzMiner, powered by the Intel Blockscale ASIC. An additional 420 units are expected to be received in the next week. Total production allocation of the HIVE BuzzMiner for 2022 is 5,800 units which are all expected to be delivered throughout December 2022 and January 2023.
  HIVE has purchased a total of 2,130 new Bitmain S19j Pro Antminers which are expected to arrive in December 2022 or early January 2023, of which 1,930 are brand new in boxes.

HIVE owns all of its ASIC and GPU equipment, without over-burdensome debt servicing payments associated with any of our crypto mining hardware.

November 2022 Production Figures

HIVE is pleased to announce its November 2022 production figures and mining capacity:

  264 BTC Produced;
  8.8 BTC produced per day on average;
  2.31 Exahash of BTC Hashrate (as of November 30), with a monthly average of 2.51 Exahash, which is equal to 105 Bitcoin per Exahash.

Darcy Daubaras, the CFO of HIVE, stated, "In November, we continued to face several external macro forces which increased market turbulence due to the contagion concerns caused by the FTX implosion, rising interest rates and pronouncements by various governments on energy concerns. In response, we took a conservative strategy with our balance sheet and strengthened our liquidity position by selling some Bitcoin. We do not control these volatile external risks, but we can control how we adapt. We also began improving the efficiency of our mining fleet with new and more energy efficient equipment purchases which will provide more room for profitability, countering the effects of rising energy costs, rising global bitcoin mining difficulty since September and Bitcoin prices that have remained low."

Frank Holmes, Executive Chairman of HIVE, stated, "HIVE has a high-performance culture and our experience in previous crypto winters has prepared us to adapt more quickly in times of market turbulence and uncertainties. The team has done an excellent job squeezing efficiencies everywhere they can and are now being opportunistic by quickly upgrading our Bitcoin ASIC miners with more efficient machines as the cost to buy ASIC miners like the S19j Pro have fallen almost 85% from prices seen last November 2021."

Aydin Kilic, President & COO of HIVE, noted, "HIVE, being the first publicly listed crypto miner in the world, has the experience of navigating crypto bear markets. What is unique in this crypto bear market, is the downturn of the macro economy as well, especially with technology stocks, amidst a global energy crisis. Companies like HIVE must be resilient in their strategies, as we cannot determine when the hashrate economics will recover. Rather, we must seek opportunities, which can include optimizing grid balancing to earn profits from energy contracts or acquiring distressed assets at steeply discounted rates. Capitalizing on these types of opportunities are only possible with a sound treasury management strategy, allowing for a strong balance sheet during periods of reduced profitability and market turmoil."

Mr. Kilic stated, "We continue to strive for operational excellence. Our team diligently monitors hashrate economics, and the efficiency profiles of our global fleet of ASICs and GPUs. As such. we strive to always mine profitably."

"Our fleet of GPUs use a unique algorithm to mine altcoins, which are exchanged for Bitcoin, consequently we earn and take custody of Bitcoin only. This month our GPU fleet produced 39.3 BTC. This is in addition to the 224.7 Bitcoin produced from our Bitcoin ASIC mining operations, for a total of 264.0 Bitcoin produced."

HIVE Expansion Plans

HIVE is focused on navigating this bear market with a strong balance sheet, to provide confidence to shareholders.

The 5,800 HIVE BuzzMiners, powered by the Intel Blockscale ASIC, are expected to produce upwards of 630 PH/s. The Company expects to install all these HIVE BuzzMiners within existing operating infrastructure.

These miners will be integrated into our global operating fleet to upgrade existing legacy ASIC miners, thus lowering the Company's overall cost of Bitcoin production, and improving profitability. These Intel Blockscale ASICs have been fully paid for, and as such, the additional hashrate from the HIVE Intel BuzzMiners is fully funded, without the Company having to incur debt for hashrate growth, by collateralizing any ASICs or BTC.

Additionally, the 1,930 Bitmain S19j Pro Antminers are expected to produce upwards of 185 PH/s. Having new generation ASIC equipment upgrading existing legacy ASIC mining hardware, will improve HIVE's cost of production per Bitcoin, thus improving gross mining margins.

Global Energy Markets

The Company notes that energy markets globally are experiencing high levels of volatility, which is reflected in index pricing. While HIVE's energy portfolio has both fixed price contracts as well as spot/index pricing, HIVE strives to mitigate risk where possible by hedging energy contracts. As hedging contracts exist for fixed lengths of time, they must be renewed from time to time, and thus the ratio of fixed versus indexed energy cost can vary.

Rather than operate at full capacity for the sake of maximizing production, HIVE instead strives to operate at the optimal capacity which allows for best profitability which sometimes may favor selling energy back into the grid when this is more profitable than mining.

Network Mining Difficulty

Network difficulty factors are a significant variable in the Company's gross profit margins. The Bitcoin network difficulty was consistent throughout the month of November, with less than +/- 1% variance. Accordingly, Bitcoin mining difficulty throughout the month of November reflected new all-time highs. There are many publicly available Bitcoin chart services which publish the Network Difficulty on a daily basis, and we are happy to see it has just recently declined 7%. Additionally, Bitcoin hashrate economics, notably mining profitability, can be studied and analyzed using publicly available Bitcoin chart services.

RSU Grant

The Company announced that the Board of Directors has approved the grant of 16,000 restricted share units ("RSUs") to an officer of the Company which vest over 12 months. Each vested RSU entitles the holder to receive one common share of the Company. The grant of RSUs are subject to the approval of the TSX Venture Exchange.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source only green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies, primarily BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to: business goals and objectives of the Company; the results of operations for November 2022; the HODL strategy adopted by the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the risk of irrelevance of Bitcoin; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; an increase in network difficulty may have a significant negative impact on operations; the anticipated sustainability of energy or hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions and the maintenance of the company's power agreements; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market offering (the "ATM Program"), the prices at which the Company may sell Common Shares in the ATM Program and other equity issuances resulting in dilution, as well as capital market conditions in general; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/147424